May 19, 2017

Ms. Marianne Dobelbower

Office of Disclosure and Review

Division of Investment Management

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:        Horizons ETF Trust I – Horizons S&P 500 Covered Call ETF Form N-14

Dear Ms. Dobelbower:

On April 19, 2017, Horizons ETF Trust I (the "Trust" or "Registrant") filed a Registration Statement on Form N-14 in connection with a proposed reorganization. On May 17, 2017 you provided oral comments on the Registration Statement to Parker Bridgeport. Please find below a summary of those comments and the Trust's responses as requested, which the Trust has authorized Thompson Hine LLP to make on behalf of the Trust.

Comment 1: Please confirm that Schedule 14A Item 23, relating to mailing to households, is not applicable to the Registration Statement.

Response: The Registrant notes that it intends to mail the proxy statement/prospectus to each shareholder.

Comment 2: In the shareholder letter, please consider:

(i) adding a definitional introduction that would identify all reorganization-related parties;

(ii) rephrasing references to no change in expense ratios for greater clarity;

(iii) consider rephrasing references to same aggregate value to include reference to same number of shares.

Response: The Registrant notes that:

(i) it believes that because the shareholder letter is intended only as an introduction, that attempts to identify all reorganization-related parties would tend to be distracting;

(ii) it has revised references to no change in expense ratios for greater clarity; and

(iii) has added the same number of shares to clarify the same aggregate value concept.

Comment 3: Under the Notice provision, the Agreement and Plan of Reorganization is referred to as the "Plan," while in other parts of the proxy statement/prospectus it is re-short cited as "Reorganization Agreement." Please revise for consistency.

Response: The Registrant has made the requested revision to the Notice provision.

Comment 4: Under the Q&A section, please consider expanding upon the reasons the Existing Fund's Board found the transaction to be in the best interests of shareholders.

Response: The Registrant believes the Q&A section is intended as merely a summary and that the reasons the Existing Fund's Board found the transaction to be in the best interests of shareholders is disclosed in more detail later in the proxy statement/prospectus.

Comment 5: In references to net asset value of shares (NAV) upon closing of the Reorganization, please review for opportunities to clarify on what date the NAV will be determined.

Response: The Registrant has revised disclosures to further clarify the NAV date.

Comment 6: With respect to Horizons ETFs Management (US) LLC (i) please consider introducing it as formerly, Recon Capital Advisors, LLC, which was acquired by Horizons ETFs Management (USA) LLC earlier in the proxy statement/prospectus; and (ii) confirm that the acquisition of Horizons ETFs Management (US) LLC was made in a manner consistent with the safe harbor of Section 15(f) of the Investment Company Act of 1940.

Response: The Registrant (i) believes that introducing the change in control of Horizons ETFs Management (US) LLC earlier in the proxy statement/prospectus might tend to confuse shareholders as they are not being asked to take any action with respect to that change in control; and (ii) confirms that the acquisition of Horizons ETFs Management (US) LLC was made in a manner consistent with the safe harbor of Section 15(f) of the Investment Company Act of 1940.

Comment 7: Under the heading "Synopsis," please consider expanding the disclosures as to the reasons the Board found the transaction to be in the best interests of shareholders.

Response: The Registrant believes the Synopsis section is intended as merely a summary and that the reasons the Existing Fund's Board found the transaction to be in the best interests of shareholders is disclosed in more detail later in the proxy statement/prospectus.

Comment 8: Please consider identifying any differences in investment policy between the Existing and New Fund.

Response: The Registrant notes there are no material differences in in investment policy between the Existing and New Fund and that to identify any slight differences in phrases used by the Existing and New Fund would be potentially distracting to shareholders.

Comment 9: Please confirm that response letter-based revisions made for the prospectus and SAI for the Horizons S&P 500 Covered Call ETF 485(a) filing have been made in the related portions of Form N-14.

Response: The Registrant so confirms.

Comment 10: When comparing investments of the Existing and New Fund, please consider whether references to "neither" or "both" would be more illuminating to shareholders.

Response: The Registrant has reviewed related disclosures and does not believe including of "neither" or "both" would be more illuminating to shareholders as it would tend to introduce a double negative into the disclosures.

Comment 11: Generally, please consider using a side-by-side matrix approach when comparing aspects of the Existing and New Fund, including purchase and sale procedures.

Response: The Registrant notes that because all material aspects of the Existing and New Fund are identical, it would not be helpful to shareholders to repeat them in a using a side-by-side matrix approach. As to purchase and sale procedures, because each Fund is an ETF, only authorized participants can transact with the Existing and New Fund. As such the Registrant believes a side-by-side comparison would not be helpful to shareholders that are not authorized participants; and to the extent authorized participants hold shares, they possess the financial sophistication to understand the presently disclosed related information.

Comment 12: Generally, please review the document for opportunity to make more consistent use of short cites and plain English.

Response: The registrant has made such a review made revisions where it felt it could meaningfully improve disclosures, but notes some disclosures are highly technical and do not lend themselves to plain English.

Comment 13: Under the section entitled "Voting Rights and Required Vote," please delete references to requesting that selected brokers or nominees refrain from returning proxies on behalf of shares for which voting instructions have not been received from beneficial owners or persons entitled to vote or requesting that selected brokers or nominees return proxies on behalf of shares for which voting instructions have not been received.

Response: The Registrant has made the requested deletion.

Should you have any questions concerning this response, please contact me at my office at (202) 973-2727 or my cell phone (202) 302-3366.

Sincerely,

Bibb L. Strench